Exhibit 1

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Fourth Quarter and Full Year 2009 Results

Lod, Israel – February 3, 2010 – AudioCodes Ltd. (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced financial results for the fourth quarter and full year 2009, ended December 31, 2009.

Revenues for the fourth quarter ended December 31, 2009 were $34.2 million compared to $32.1 million for the third quarter of 2009 and $38.8 million for the fourth quarter of 2008. Revenues were $125.9 million in 2009 compared to $174.7 million in 2008.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $1.3 million, or $0.03 per share, for the fourth quarter of 2009 compared to GAAP net income of $139,000, or $0.01 per share, for the third quarter of 2009, and a GAAP net loss of $87.1 million, or ($2.17) per share, for the fourth quarter of 2008. During the fourth quarter of 2008, the Company recognized a non-cash impairment charge of $86.1 million with respect to goodwill, long-lived assets and investment in an affiliate. The charge was identified in connection with the Company’s 2008 annual impairment tests and reflected market conditions at the time.

The Company reported a GAAP net loss of $2.6 million, or ($0.05) per diluted share, in 2009 compared to a GAAP net loss of $84.6 million, or ($2.05) per diluted share, in 2008. Results for 2008 included the $86.1 million non-cash impairment charge with respect to goodwill, long-lived assets and investment in an affiliate.

Non-GAAP net income for the fourth quarter of 2009 was $2.5 million, or $0.06 per diluted share, compared to non-GAAP net income of $1.6 million, or $0.04 per diluted share, for the third quarter of 2009, and non-GAAP net income of $776,000, or $0.02 per diluted share, for the fourth quarter of 2008.

Non-GAAP net income excludes (i) stock-based compensation expenses, (ii) amortization expenses related to intangible assets, (iii) an adjustment to expenses related to the Company’s Senior Convertible Notes due to implementation of FASB Staff Position APB 14-1, and (iv) the non-cash impairment charge recognized in the fourth quarter of 2008 with respect to goodwill, long-lived assets and investment in an affiliate. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

During the fourth quarter of 2009, AudioCodes generated $11.8 million in cash from operating activities compared to $5.6 million in the third quarter of 2009 and $9.4 million in the fourth quarter of 2008. The Company generated $20.9 million in cash from operations in 2009 compared to $16.4 million in 2008.

Pursuant to the terms of the Indenture governing the Company’s Senior Convertible Notes (the “Notes”), the Company was required to offer to repurchase the outstanding principal amount of the Notes at a cash price equal to 100% of the aggregate principal amount of the Notes, together with any accrued and unpaid interest up to but not including November 9, 2009. As a result of that offer, in November 2009, the Company repurchased approximately $73.1 million in principal amount of the Notes and, as of December 31, 2009, there was a total of $403,000 in principal amount of the Notes outstanding.

Cash and cash equivalents, short-term and long-term deposits and short-term marketable securities were $52.9 million as of December 31, 2009, compared to $116.4 million as of September 30, 2009 and $115.1 million as of December 31, 2008. The sequential and year-over-year declines in this amount were primarily attributable to the repurchase of approximately $73.1 million in principal amount of the Company’s Senior Convertible Notes in the fourth quarter of 2009, offset, in part, by cash provided by operating activities.

“AudioCodes ended 2009 on a very strong note of improved business performance. The growth in all key business parameters for the 3rd consecutive quarter is clearly an encouraging sign for our business in 2010 and beyond,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “We believe that our continued focus on investments in our networking business, which grew in the fourth quarter by 7% over the previous quarter, and in new product offerings and solutions planned for market entry in 2010 will further contribute to our growth. Our main goal in our investment focus was transitioning our offerings from a pure VoIP play into a converged voice, data and application enablement in our products. We believe this opens a substantially larger addressable market for us in 2010 and beyond,” concluded Shabtai Adlersberg.

Conference Call & Web Cast Information
AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s fourth quarter and full year 2009 operational and financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications. AudioCodes underlying technology, VoIPerfectHD™, relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2010 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI², CTI Squared, HD VoIP, HD VoIP Sounds Better, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VMAS, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2009	2008
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,969	$36,779
Short-term deposits	13,902	61,870
Short-term marketable securities and accrued interest	-	16,481
Trade receivables, net	18,522	29,564
Other receivables and prepaid expenses	2,554	3,373
Deferred tax assets	1,053	972
Inventories	13,516	20,623

Total current assets	88,516	169,662

LONG-TERM INVESTMENTS:
Investments in companies	1,510	1,245
Deferred tax assets	1,174	1,255
Severance pay funds	12,235	10,297

Total long-term investments	14,919	12,797

PROPERTY AND EQUIPMENT, NET	4,956	6,844

GOODWILL, INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET (1)	39,142	41,001

Total assets	$147,533	$230,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	8,609	11,661
Other payables and accrued expenses	19,550	24,189
Deferred tax liability (1)	-	735
Senior convertible notes (1)	-	70,670

Total current liabilities	34,159	113,255

ACCRUED SEVERANCE PAY	13,336	12,174

LONG-TERM BANK LOANS	15,750	21,750

SENIOR CONVERTIBLE NOTES	403	-

Total equity (1)	83,885	83,125

Total liabilities and equity	$147,533	$230,304

(1)	December 31, 2008 amounts adjusted due to implementation of FSP APB 14-1.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except share and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$125,894	$174,744	$34,158	$38,752

Cost of revenues	56,194	77,455	15,267	17,800

Gross profit	69,700	97,289	18,891	20,952

Operating expenses:
Research and development, net	29,952	37,833	7,255	8,698
Selling and marketing	32,111	44,657	8,022	10,199
General and administrative	7,821	9,219	1,964	2,172
Impairment of goodwill and long-lived assets	-	85,015	-	85,015

Total operating expenses	69,884	176,724	17,241	106,084

Operating income (loss)	(184)	(79,435)	1,650	(85,132)
Financial income (expenses), net (1)	(2,744)	(3,268)	(395)	(580)

Income (loss) before taxes on income	(2,928)	(82,703)	1,255	(85,712)
Income taxes, net (1)	(445)	(721)	(42)	(140)
Equity in losses of affiliated companies	76	2,582	8	1,521

Net income (loss)	$(2,559)	$(84,564)	$1,289	$(87,093)

Net loss attributable to the noncontrolling interest	474	-	54	-

Net income (loss) attributable to AudioCodes	$(2,085)	$(84,564)	$1,343	$(87,093)

Basic net earnings (loss) per share	$(0.05)	$(2.05)	$0.03	$(2.17)

Diluted net earnings (loss) per share	$(0.05)	$(2.05)	$0.03	$(2.17)

Weighted average number of shares used in computing basic net earnings per share	40,208	41,201	40,262	40,182

Weighted average number of shares used in computing diluted net earnings per share	40,208	41,201	40,397	40,182

(1)	Amounts for year and three months ended December 31, 2008 adjusted due to implementation of FSP APB 14-1.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

In thousands, except share and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Revenues	$125,894	$174,744	$34,158	$38,752

Cost of revenues (1) (2)	54,833	75,014	14,936	17,236

Gross profit	71,061	99,730	19,222	21,516

Operating expenses:
Research and development, net (1)	29,310	36,366	7,080	8,541
Selling and marketing (1) (2)	30,872	41,587	7,759	9,643
General and administrative (1)	7,502	8,689	1,806	2,126

Total operating expenses	67,684	86,642	16,645	20,310

Operating income	3,377	13,088	2,577	1,206
Financial income (expenses), net (3)	32	1,182	(33)	20

Income before taxes on income	3,409	14,270	2,544	1,226
Income taxes, net (3)	290	505	54	25
Equity in losses of affiliated companies	76	1,486	8	425

Non-GAAP net income	$3,043	$12,279	$2,482	$776

Net loss attributable to the noncontrolling interest	474	-	54	-
Net income attributable to AudioCodes	$3,517	$12,279	$2,536	$776
Non-GAAP diluted net earnings per share	$0.09	$0.29	$0.06	$0.02

Weighted average number of shares used in computing non-GAAP diluted net earnings per share (in thousands)	40,338	43,205	40,607	40,232

(1)	Excluding stock-based compensation expenses related to options granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.
(3)	Excluding adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME

In thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$(2,559)	$(84,564)	$1,289	$(87,093)

GAAP Diluted earnings (loss) per share	$(0.05)	$(2.05)	$0.03	$(2.17)

Cost of revenues:
Stock-based compensation (1)	117	318	23	40
Amortization expenses (2)	1,244	2,123	308	524
	1,361	2,441	331	564
Research and development, net:
Stock-based compensation (1)	642	1,467	175	157

Selling and marketing:
Stock-based compensation (1)	913	2,026	188	295
Amortization expenses (2)	326	1,044	75	261
	1,239	3,070	263	556
General and administrative:
Stock-based compensation (1)	319	530	158	46

Financial expenses:
FSP APB 14-1 adjustment (3)	2,776	4,450	362	600

Income Taxes:
FSP APB 14-1 adjustment (3)	(735)	(1,226)	(96)	(165)

Impairment of goodwill, long-lived assets and investment in an affiliate	-	86,111	-	86,111

Non-GAAP Net income	$3,043	$12,279	$2,482	$776

Non-GAAP Diluted earnings per share	$0.09	$0.29	$0.06	$0.02

(1)	Stock-based compensation expenses related to options granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.
(3)	Adjustments to interest expense with respect to Senior Convertible Notes, and related income tax expense, due to implementation of FSP APB 14-1.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform. comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2009	2008	2009	2008
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income (loss) (1)	$(2,559)	$(84,564)	$1,289	$(87,093)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,019	7,441	1,194	1,765
Impairment of goodwill, long-lived assets and investment in an affiliate	-	86,111	-	86,111
Amortization of marketable securities premiums and accretion of discounts, net	252	112	100	89
Equity in losses of affiliated companies	76	1,486	20	425
Decrease (increase) in accrued severance pay, net	(776)	451	(69)	508
Stock-based compensation expenses	1,991	4,341	544	538
Amortization of senior convertible notes discount and deferred charges (1)	2,883	4,592	374	589
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	2,312	125	288	922
Increase (decrease) in deferred tax assets	-	(169)	-	(169)
Decrease (increase) in trade receivables, net	11,042	(3,960)	4,104	6,267
Decrease (increase) in other receivables and prepaid expenses	909	450	2,213	2,729
Decrease (increase) in inventories	7,107	(1,840)	2,914	(508)
Increase (decrease) in trade payables	(3,052)	2,728	1,028	1,069
Increase (decrease) in other payables and accrued expenses	(3,494)	333	(1,866)	(3,668)
Decrease in deferred tax liabilities (1)	(735)	(1,226)	(267)	(165)

Net cash provided by operating activities	20,975	16,411	11,866	9,409

Cash flows from investing activities:
Proceeds from sale and maturity of marketable securities	16,000	17,000	7,000	-
Proceeds from sale of deposits	95,203	90,142	24,673	55,503
Investments in companies	(342)	(1,330)	(16)	40
Payment for acquisition of CTI Squared	-	(5,000)	-	-
Purchase of property and equipment	(1,271)	(3,158)	(408)	(265)
Investment in short-term deposit	(49,318)	(100,609)	-	(8,500)
Investment in long-term deposit	-	(255)	-	-
Purchase of marketable securities	-	(16,795)	-	-

Net cash provided by (used in) investing activities	60,272	(20,005)	31,249	46,778

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2009	2008	2009	2008
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Repurchase of shares	-	(13,747)	-	-
Repurchase of convertible notes, net of costs	(73,147)	(50,240)	(73,147)	(50,240)
Increase in current maturities of long-term bank loans	-	6,000	-	-
Long-term bank loans received	-	24,000	-	-
Repayment of loan from bank	(6,000)	(2,250)	(1,500)	(1,500)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	90	1,547	57	-

Net cash provided by (used in) financing activities	(79,057)	(34,690)	(74,590)	(51,740)

Increase (decrease) in cash and cash equivalents	2,190	(38,284)	(31,475)	4,447
Cash and cash equivalents at the beginning of the period	36,779	75,063	70,444	32,332

Cash and cash equivalents at the end of the period	$38,969	$36,779	$38,969	$36,779

(1)	Amounts for year and three months ended December 31, 2008 adjusted due to implementation of FSP APB 14-1.